UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Weave Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
94724R108
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94724R108
1		NAMES OF REPORTING PERSONS
Catalyst Investors QP IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
10,928,422**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
10,928,422**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,928,422**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.0%***
12		TYPE OF REPORTING PERSON
PN
* This Schedule 13G is filed by Catalyst Investors QP IV, L.P. (“Fund QP IV”), Catalyst Investors IV, L.P. (“Fund IV”), Catalyst Investors Partners IV, L.P. (“CIP IV”), Catalyst Investors Partners IV, L.L.C. (“CIP LLC”), and Brian Rich (“Rich”) (Fund QP IV, Fund IV, CIP IV, CIP LLC, and Rich, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

** The shares are held as follows: (i) 10,379,037 shares held of record by Fund QP IV and (ii) 549,385 shares held of record by Fund IV (collectively, the “Catalyst Entities”). CIP IV is the general partner of each of the Catalyst Entities, has voting and investment control over the shares owned by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP IV owns no securities of the Issuer directly. CIP LLC is the general partner of CIP IV, has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP LLC owns no securities of the Issuer directly. Rich is a member of CIP LLC has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. Rich owns no securities of the Issuer directly.

***Percentage ownership based on 64,239,866 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 94724R108
1		NAMES OF REPORTING PERSONS
Catalyst Investors IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
10,928,422**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
10,928,422**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,928,422**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.0%***
12		TYPE OF REPORTING PERSON
PN
* This Schedule 13G is filed by Catalyst Investors QP IV, L.P. (“Fund QP IV”), Catalyst Investors IV, L.P. (“Fund IV”), Catalyst Investors Partners IV, L.P. (“CIP IV”), Catalyst Investors Partners IV, L.L.C. (“CIP LLC”), and Brian Rich (“Rich”) (Fund QP IV, Fund IV, CIP IV, CIP LLC, and Rich, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

** The shares are held as follows: (i) 10,379,037 shares held of record by Fund QP IV and (ii) 549,385 shares held of record by Fund IV (collectively, the “Catalyst Entities”). CIP IV is the general partner of each of the Catalyst Entities, has voting and investment control over the shares owned by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP IV owns no securities of the Issuer directly. CIP LLC is the general partner of CIP IV, has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP LLC owns no securities of the Issuer directly. Rich is a member of CIP LLC has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. Rich owns no securities of the Issuer directly.

***Percentage ownership based on 64,239,866 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 94724R108
1		NAMES OF REPORTING PERSONS
Catalyst Investors Partners IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
10,928,422**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
10,928,422**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,928,422**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.0%***
12		TYPE OF REPORTING PERSON
PN
* This Schedule 13G is filed by Catalyst Investors QP IV, L.P. (“Fund QP IV”), Catalyst Investors IV, L.P. (“Fund IV”), Catalyst Investors Partners IV, L.P. (“CIP IV”), Catalyst Investors Partners IV, L.L.C. (“CIP LLC”), and Brian Rich (“Rich”) (Fund QP IV, Fund IV, CIP IV, CIP LLC, and Rich, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

** The shares are held as follows: (i) 10,379,037 shares held of record by Fund QP IV and (ii) 549,385 shares held of record by Fund IV (collectively, the “Catalyst Entities”). CIP IV is the general partner of each of the Catalyst Entities, has voting and investment control over the shares owned by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP IV owns no securities of the Issuer directly. CIP LLC is the general partner of CIP IV, has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP LLC owns no securities of the Issuer directly. Rich is a member of CIP LLC has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. Rich owns no securities of the Issuer directly.

***Percentage ownership based on 64,239,866 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 94724R108
1		NAMES OF REPORTING PERSONS
Catalyst Investors Partners IV, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
10,928,422**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
10,928,422**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,928,422**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.0%***
12		TYPE OF REPORTING PERSON
OO
* This Schedule 13G is filed by Catalyst Investors QP IV, L.P. (“Fund QP IV”), Catalyst Investors IV, L.P. (“Fund IV”), Catalyst Investors Partners IV, L.P. (“CIP IV”), Catalyst Investors Partners IV, L.L.C. (“CIP LLC”), and Brian Rich (“Rich”) (Fund QP IV, Fund IV, CIP IV, CIP LLC, and Rich, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

** The shares are held as follows: (i) 10,379,037 shares held of record by Fund QP IV and (ii) 549,385 shares held of record by Fund IV (collectively, the “Catalyst Entities”). CIP IV is the general partner of each of the Catalyst Entities, has voting and investment control over the shares owned by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP IV owns no securities of the Issuer directly. CIP LLC is the general partner of CIP IV, has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP LLC owns no securities of the Issuer directly. Rich is a member of CIP LLC has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. Rich owns no securities of the Issuer directly.

***Percentage ownership based on 64,239,866 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 94724R108
1		NAMES OF REPORTING PERSONS
Brian Rich
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
10,928,422**
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
10,928,422**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,928,422**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.0%***
12		TYPE OF REPORTING PERSON
OO
* This Schedule 13G is filed by Catalyst Investors QP IV, L.P. (“Fund QP IV”), Catalyst Investors IV, L.P. (“Fund IV”), Catalyst Investors Partners IV, L.P. (“CIP IV”), Catalyst Investors Partners IV, L.L.C. (“CIP LLC”), and Brian Rich (“Rich”) (Fund QP IV, Fund IV, CIP IV, CIP LLC, and Rich, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

** The shares are held as follows: (i) 10,379,037 shares held of record by Fund QP IV and (ii) 549,385 shares held of record by Fund IV (collectively, the “Catalyst Entities”). CIP IV is the general partner of each of the Catalyst Entities, has voting and investment control over the shares owned by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP IV owns no securities of the Issuer directly. CIP LLC is the general partner of CIP IV, has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. CIP LLC owns no securities of the Issuer directly. Rich is a member of CIP LLC has voting and dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities. Rich owns no securities of the Issuer directly.

***Percentage ownership based on 64,239,866 shares of Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

Item 1(a). Name of Issuer:

Weave Communications, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1331 West Powell Way
Lehi, Utah 84043
Item 2(a). Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.Catalyst Investors QP IV, L.P.
2.Catalyst Investors IV, L.P.
3.Catalyst Investors Partners IV, L.P.
4.Catalyst Investors Partners IV, L.L.C.
5.Brian Rich

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address for each of Catalyst Investors QP IV, L.P., Catalyst Investors IV, L.P., Catalyst Investors Partners IV, L.P., Catalyst Investors Partners IV, L.L.C., and Brian Rich is 711 Fifth Avenue, Suite 600, New York, New York 10022.

Item 2(c). Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e). CUSIP Number:

94724R108

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.     Ownership.

    (a)    Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)    Percent of class:

        See Row 11 of cover page for each Reporting Person.

(c)    Number of shares as to which the person has:

        (i)    Sole power to vote or to direct the vote:

            See Row 5 of cover page for each Reporting Person.

        (ii)    Shared power to vote or to direct the vote:

            See Row 6 of cover page for each Reporting Person.

        (iii)    Sole power to dispose or to direct the disposition of:

            See Row 7 of cover page for each Reporting Person.

        (iv)    Shared power to dispose or to direct the disposition of:

            See Row 8 of cover page for each Reporting Person.

Item 5.     Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February14, 2022	CATALYST INVESTORS QP IV, L.P.
By: Catalyst Investors Partners IV, L.P.
Its: General Partner
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

CATALYST INVESTORS IV, L.P.
By: Catalyst Investors Partners IV, L.P.
Its: General Partner
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

CATALYST INVESTORS PARTNERS IV, L.P.
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

CATALYST INVESTORS PARTNERS IV, L.L.C.

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

By: /s/ Brian Rich
Name: Brian Rich

EXHIBITS

A: Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Weave Communications, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2022.

CATALYST INVESTORS QP IV, L.P.
By: Catalyst Investors Partners IV, L.P.
Its: General Partner
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

CATALYST INVESTORS IV, L.P.
By: Catalyst Investors Partners IV, L.P.
Its: General Partner
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

CATALYST INVESTORS PARTNERS IV, L.P.
By: Catalyst Investors Partners IV, L.L.C.,
Its: General Partner

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

CATALYST INVESTORS PARTNERS IV, L.L.C.

By: /s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

By: /s/ Brian Rich
Name: Brian Rich